EXHIBIT 1


 [BRT Realty Trust Letterhead]


 January 5, 1999

 Mr. Eldorus Maynard, Chairman and
 Mr. William LaCalamito, President
 Peekskill Financial Corporation
 1019 Park Street
 Peekskill, NY  10566

      Re:  Acquisition of Peekskill Financial Corporation by BRT
           Realty Trust

 Dear Messrs. Maynard and LaCalamito:

           We are pleased to submit to you the proposal of BRT Realty Trust to acquire by merger all of the outstanding shares of Peekskill Financial Corporation on the terms set forth below.

           BRT is a publicly traded real estate investment trust of which I serve as Chairman and Chief Executive Officer. The shares of BRT trade on the New York Stock Exchange. I personally own approximately 25 percent of the shares of beneficial interest in BRT directly and through Gould Investors L.P. We would envision that Peekskill Financial Corporation would merge with a wholly owned subsidiary of BRT and that BRT would terminate its status as a real estate investment trust.

           Pursuant to the merger, each outstanding share of common stock of Peekskill Financial Corporation would receive $17.25 in cash (the "Merger Price"). This equates to a premium of approximately 25.45 percent over the closing price of $13.75 of the common stock of Peekskill Financial Corporation as at December 17th, 1998, the day before Peekskill Financial Corporation announced its Modified Dutch Auction Tender. It is also a premium of approximately 8.7 percent over the closing price of the common stock on January 4, 1999. Appropriate steps would be taken to permit the cancellation of outstanding employee stock options in consideration of a cash payment equal to the amount by which the Merger Price exceeds the exercise price of such options.

           We assume for purposes of this proposal that the number of shares of common stock of Peekskill Financial Corporation currently outstanding is 2,842,069 and that unexercised employee stock options are currently outstanding with respect to approximately 389,476 shares of Peekskill Financial Corporation common stock.

           Upon consummation of the merger, Peekskill Financial Corporation would be held as a wholly owned subsidiary of BRT with its name, corporate structure, Board of Directors, management team and employees intact. We would intend to add two BRT nominees to the Board as well. Eldorus Maynard and William LaCalamito would be asked to join the board of BRT. Of course, existing employment agreements would be honored.

           First Federal Savings Bank (the operating subsidiary of Peekskill Financial Corporation) would continue to be operated as a service-oriented community bank with its principal office remaining at its present location.

           Our proposal is subject to due diligence, the execution of a mutually satisfactory definitive merger agreement and other customary conditions, such as approval by the shareholders of Peekskill Financial Corporation and the receipt of required regulatory approvals.

           Because of the affiliation between BRT and Gould Investors L.P., and Gould Investors' legal obligations with respect to its current Statement on Schedule 13D with respect to Peekskill Financial Corporation, Gould Investors will amend such Statement to reflect the contents of this letter.

           The per share amount which each shareholder would receive in the merger is $2.50 or 17% higher than the lowest price which is being offered to shareholders in the Modified Dutch Auction Tender announced by Peekskill Financial Corporation on December 18, 1998 and $.50 or 3% higher than the highest price being offered in such Modified Dutch Auction Tender.

           Of course, we are available to answer any questions you may have about our proposal and we would be delighted to meet with the Board of Directors of Peekskill Financial Corporation to discuss our proposal in further detail.

 Very truly yours,

 BRT REALTY TRUST

 By: /s/ Fredric H. Gould
    -----------------------------------
    Fredric H. Gould
    Chairman and Chief Executive Officer